

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 2, 2012

VIA U.S. MAIL

Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Re: db-X Exchange-Traded Funds Inc., et al., File No. 812-13850

Dear Mr. Strauss:

By Form APP-WD filed with the Securities and Exchange Commission on March 2, 2012, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

Jennifer L. Sawin
Branch Chief
Office of Investment Company Regulation